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                                                                    EXHIBIT 99.1

COMPANY PRESS RELEASE
USATALKS.COM ANNOUNCES STRATEGIC ACQUISITION OF TRISERVE COMMUNICATIONS, INC.

La Jolla, California, June 16, 1999 - USATALKS.com, Inc. (OTC USAT) announced today that it has acquired TriServe Communications, Inc. of San Juan Capistrano, California. TriServe has acted as a significant facilitator to the company in the design, implementation and management of USAT's nationwide Voice Over IP Telephony network. TriServe's founders have extensive telecommunications industry experience and important relationships with telecommunications equipment manufacturers and local and competitive local exchange carriers throughout the United States. These relationships have enabled USAT to quickly and economically deploy one of the largest Voice Over IP Telephony networks to date. USAT and TriServe have deployed major points of presence (POPS) in ten major metropolitan areas servicing over 100 cities nationwide by the end of June.

Allen J. Portnoy, USATalks.com Chairman and Chief Executive Officer stated, "The addition of TriServe's team to the USAT management team will enable USAT to quickly and efficiently continue the expansion of our network in major markets throughout the U.S." Mr. Portnoy also announced the election of Steven Roberts, Founder, President & Chief Executive of TriServe Communications, Inc., to the USAT board of directors. Mr. Portnoy commented, "Steve brings years of industry wide experience in marketing, sales, engineering, operations and general management skills and will be a key contributor to the USAT management team. Steve will serve as the Senior Vice President of Network Operations and holds a BA degree in Physics from the University of California at Riverside and an MBA from California State University at Fullerton."

The transaction structured as an acquisition of TriServe's assets resulted in the issuance to TriServe's shareholders of 2,112, 000 million shares of USAT stock representing 2.57% of the outstanding shares of USAT after acquisition.

This press release contains forward-looking statements relating to future operating information and their impact on future results. Actual results could differ materially from conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties in introducing new products, competition, price sensitivity and the uncertain market acceptance of the Company's products by distributors, retailers and customers.